EXHIBIT 99.1

Equinox Gold Delivers Strong Second Quarter Results; Increases 2026 Production Guidance Following Successful Completion of the Orla Mining Merger; Quarterly Dividend Increased by 50%

Focusing on execution as North America’s New Senior Gold Producer

VANCOUVER, British Columbia, Aug. 05, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce its financial and operating results for the second quarter of 2026 (“Q2 2026”). The Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026 (“Financial Statements”) and related management’s discussion and analysis (“MD&A”) are available for download on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar and on the Company’s website at www.equinoxgold.com. All financial figures are in US dollars, unless otherwise indicated.

Darren Hall, CEO of Equinox Gold, commented: “With completion of the business combination with Orla Mining on July 31, we enter the second half of 2026 as North America’s new senior gold producer, with meaningfully greater production and cash flow, and one of the industry’s strongest organic growth profiles. The financial benefits of the combination will begin to be reflected in our third quarter results, with our focus on disciplined integration, operational execution and delivering the long-term value this transformational combination has created.

“The second quarter reflected continued improvement across our Canadian operations, with higher production at both Greenstone and Valentine. At Valentine, high-grade reconciliation improved significantly compared to the first quarter as our operational initiatives gained traction, and that positive trend continued into July. The process plant continues to perform exceptionally well, consistently exceeding nameplate capacity, while ongoing gains in mining performance are supporting higher-grade mill feed. Together with Greenstone’s continued ramp-up and the addition of Musselwhite, we expect our Canadian portfolio to deliver higher production at lower unit costs through the second half of 2026.

“The new Company’s consolidated 2026 production guidance of 870,000 to 920,000 ounces of gold reflects 12 months of production from Equinox Gold’s existing portfolio and five months (August through December) from the assets acquired with Orla Mining. On a pro-forma basis, considering a full 12 months of production from both companies, annual production is expected to be approximately 1.1 million ounces of gold in 2026.

“The Board of Directors has approved construction of the Phase 2 expansion at Valentine, reflecting our confidence in the operation and our disciplined approach to investing in high-return organic growth. The expansion is expected to increase processing capacity to approximately 13,700 tonnes per day (5.0 Mtpa) and average annual gold production to approximately 223,000 ounces, unlocking the full long-term value of this cornerstone Canadian mine. Construction is expected to be completed in late 2028.

“With the merger complete, the Board of Directors has approved a 50% increase to our quarterly dividend, reflecting the strength of our balance sheet, our growing free cash flow generation, and our commitment to delivering meaningful shareholder returns while continuing to invest in high-return organic growth opportunities.

“Our focus is clear: achieve operational excellence, allocate capital with discipline and successfully execute our organic growth pipeline, creating long-term shareholder value as North America’s new senior gold producer.”

Q2 2026 Highlights

  Produced 176,836 ounces of gold, including 64,656 oz from Greenstone, 32,617 oz from Valentine, 18,572 oz from Mesquite, 59,476 oz from Nicaragua and 1,515 oz from Castle Mountain
  Sold 177,959 ounces of gold from All Operations1 at an average realized gold price of $4,256 per oz
  Cash costs of $1,816 per oz2 and all-in sustaining costs (“AISC”) of $2,175 per oz for All Operations2
  Cash flow before changes in non-cash working capital of $272.0 million
  Mine-site free cash flow from All Operations before changes in non-cash working capital of $223.7 million2
  Revenue of $769.8 million
  Adjusted EBITDA from All Operations of $358.3 million2
  Income from mine operations of $301.7 million
  Net income of $230.6 million or $0.29 per share (basic)
  Adjusted net income from All Operations of $123.3 million or $0.16 per share2
  Paid dividends to shareholders of $11.8 million ($0.015 per share) on June 5, 2026
  Entered into an arrangement agreement to combine with Orla Mining to create a new North American senior gold producer with the capacity to produce approximately 1.1 million ounces of gold annually, and a clear path to more than 1.9 million ounces of annual production3 from the combined portfolio of high-quality North American growth projects
  Announced 20-year land access agreements with all three communities hosting Los Filos Mine, enabling the gradual restart of heap leach operations, while advancing technical studies to evaluate potential expansion opportunities

Subsequent Events

  On July 7, 2026, the Company sold 8.7 million common shares in Versamet Royalties Corporation for gross proceeds of C$130 million ($92 million)
  On July 31, 2026, the Company completed the business combination with Orla Mining and issued 378,115,579 common shares and paid $0.0001 per share in cash to former Orla Mining shareholders
    Darren Hall will retire from Equinox Gold effective October 31, 2026. Jason Simpson, former President and CEO of Orla Mining, joined Equinox Gold as President and will assume the role of CEO upon Darren Hall’s retirement
    As the Company enters its next chapter, it is supported by a strong and experienced leadership team, including Peter Hardie, Chief Financial Officer; Etienne Morin, Chief Capital Markets Officer; Andrew Cormier, Chief Operating Officer; Daniella Dimitrov, Chief Corporate Development, Sustainability and Risk Officer; Sylvain Guerard, Executive Vice President, Exploration; and Matthew MacPhail, Executive Vice President, Technical Services
    The Board of Directors consists of Chuck Jeannes (Chair), Lenard Boggio (Lead Director), Tamara Brown, Omaya Elguindi, Douglas Forster, Darren Hall, Blayne Johnson, Rob Krcmarov, Jason Simpson, David Stephens and Mike Vint. Ross Beaty will remain closely involved as Chair Emeritus and a Special Advisor
  On August 5, 2026, the Board of Directors approved construction of the Valentine Phase 2 expansion project with an initial capital budget of $436 million, including $54 million of contingency. Updated 2026 guidance includes $50-$60 million of growth capital related to the project, which was not included in the Company’s original 2026 guidance. Construction is expected to be completed in late 2028
  On August 5, 2026, the Board of Directors approved a 50% increase to our quarterly dividend to $0.0225 per common share, which equates to an annualized dividend of $0.09 per common share. The dividend is payable on September 2, 2026 to shareholders of record at the close of business on August 19, 2026
  As of July 31, 2026, Equinox Gold had a pro forma net cash position of $214 million (excluding convertible debentures)2,4 and available liquidity of $1,214 million4

1 All Operations includes both Continuing Operations and Discontinued Operations (the Brazil mines that were sold in January 2026).
2 Cash costs per oz sold, AISC per oz sold, mine-site free cash flow, adjusted net income, adjusted earnings per share, adjusted EBITDA, sustaining expenditures, and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
3 Anticipated production growth comes from completion of the Valentine Phase 2 expansion (Canada) and with Castle Mountain (USA), South Railroad (USA), Los Filos (Mexico) and Camino Rojo underground (Mexico) in production and operating in line with expectations outlined in current technical reports, which technical reports are available under the respective SEDAR+ profiles of Equinox Gold (in the case of Valentine, Castle Mountain and Los Filos) and Orla (in the case of South Railroad and Camino Rojo).
4 Net cash is calculated using combined Equinox Gold and Orla cash of $729 million, as at June 30, 2026, as reported by Equinox Gold and Orla, and drawn debt of $515 million as at July 31, 2026, excluding in-the-money convertible debentures and equipment loans. Pro forma adjustments reflect the repayment of the Orla Term Loan and Revolving Credit Facility but exclude estimated transaction costs that will be reflected in Q3 2026. Available liquidity is calculated as combined $729 million of cash as at June 30, 2026 plus $485 million of undrawn debt on Equinox Gold’s Revolving Credit Facility as at July 31, 2026.

Updated 2026 Guidance Reflects Combined Company
Following completion of the business combination with Orla Mining on July 31, 2026, Equinox Gold is providing updated consolidated guidance for 2026 that reflects five months (August to December 2026) of contribution from Musselwhite and Camino Rojo. For comparative purposes, on a full-year pro forma basis assuming the Equinox Gold and Orla Mining business combination had been completed on January 1, 2026, consolidated 2026 production guidance would have been approximately 1.1 million ounces of gold.

	Consolidated	Greenstone (Jan – Dec)	Musselwhite (Aug – Dec)	Valentine (Jan – Dec)	Nicaragua (Jan – Dec)	Camino Rojo (Aug – Dec)	Mesquite (Jan – Dec)	Project Pipeline
Gold Production (ounces)	870,000–920,000	250,000 – 275,000	100,000 – 110,000	140,000 – 150,000	225,000 – 250,000	55,000 – 65,000	70,000 – 80,000	–
Cash Cost[1] ($/ounce)	$1,600 – $1,700	$1,550 – $1,650	$1,200 – $1,300	$1,900 – $2,100	$1,800 – $1,900	$700 – $800	$1,800 – $1,900	–
AISC[1] ($/ounce)	$1,900 – $2,000	$1,900 – $2,000	$1,700 – $1,800	$2,000 – $2,200	$2,000 – $2,100	$950 – $1,050	$2,500 – $2,600	–
Growth Capital[2] ($ million)	$600 – $650	$145 – $155	$10 – $15	$180 – $200	$115 – $125	$30 – $35	~$10	$105 – $120
Growth Exploration ($ million)	$110 – $120	~$5	$10 – $15	$25 – $30	$25 – $30	0	~$5	$35 – $40
G&A3 ($ million)	$95 – $105	n/a	n/a	n/a	n/a	n/a	n/a	n/a

1 Cash costs per ounce sold and AISC per ounce sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes. Consolidated AISC per oz sold excludes corporate general and administrative expenses.
2 2026 Growth Capital guidance includes $70-$80M for South Railroad and $35-$40M for Los Filos. Valentine’s Growth Capital includes $50-$60M allocated to Phase 2.
3 General and administrative expenses exclude share-based compensation and transaction costs.

2026 updated guidance reflects year-to-date performance and expected production for the balance of the year. The Company anticipates stronger production from its Canadian operations – Greenstone, Musselwhite and Valentine – in the second half of 2026, driving improved consolidated AISC for the remainder of 2026. Equinox Gold maintains strong margins, with updated consolidated cash cost guidance of $1,600-$1,700/oz and AISC guidance of $1,900-$2,000/oz. Cash cost and AISC guidance ranges by asset have been revised to reflect year-to-date results and the impact of higher fuel prices.

Equinox Gold will continue to advance its portfolio of organic growth projects, with $105-$120 million in growth capital allocated to studies, engineering, procurement and construction. This includes $70-$80 million at South Railroad in the United States, where the Company anticipates receiving a Federal Record of Decision, a key permitting milestone, in August 2026; and $35-$40 million at Los Filos in Mexico. In addition, updated guidance includes $50-$60 million of growth capital for the Valentine Phase 2 expansion, which was not included in the Company’s original 2026 guidance. As a result, the Company’s consolidated 2026 growth capital guidance is $600-$650 million.

Consolidated Operational and Financial Highlights – Operating Data

		Three months ended			Six months ended
Operating data	Unit	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Gold produced from operating assets included in Guidance(1)	oz	175,321	181,856	219,122	357,177	401,211
Less: Gold produced from Calibre Assets before close of Calibre Acquisition	oz	—	—	(71,743)	—	(143,282)
Add: Gold produced from assets not included in Guidance(1)	oz	1,515	15,772	3,470	17,287	38,210
Gold produced - All Operations	oz	176,836	197,628	150,849	374,464	296,139
Gold produced - Continuing Operations	oz	176,836	184,155	87,148	360,991	178,607
Gold produced - Discontinued Operations	oz	—	13,473	63,701	13,473	117,531
Gold sold - All Operations	oz	177,959	199,217	148,938	377,176	296,858
Gold sold - Continuing Operations	oz	177,959	183,960	88,453	361,920	180,921
Gold sold - Discontinued Operations	oz	—	15,257	60,485	15,257	115,937
Average realized gold price - All Operations	$/oz	4,256	4,604	3,207	4,440	3,033
Average realized gold price - Continuing Operations	$/oz	4,256	4,630	3,224	4,446	3,042
Average realized gold price - Discontinued Operations	$/oz	N/A	4,285	3,182	4,285	3,019
Cash costs per oz sold - All Operations(2)(3)	$/oz	1,816	1,633	1,480	1,719	1,625
Cash costs per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	1,816	1,633	1,480	1,719	1,548
Cash costs per oz sold - Continuing Operations(3)	$/oz	1,816	1,601	1,401	1,707	1,603
Cash costs per oz sold - Discontinued Operations	$/oz	N/A	2,010	1,589	2,010	1,657
AISC per oz sold - All Operations(2)(3)	$/oz	2,175	1,950	1,961	2,057	2,013
AISC per oz sold - All Operations, excluding Los Filos(2)(3)(4)	$/oz	2,175	1,950	1,961	2,057	2,013
AISC per oz sold - Continuing Operations(3)	$/oz	2,175	1,908	1,859	2,040	1,932
AISC per oz sold - Discontinued Operations	$/oz	N/A	2,452	2,103	2,452	2,134

(1)   The Brazil Operations, Los Filos and Castle Mountain are excluded from the 2026 Guidance. Valentine, Los Filos and Castle Mountain were excluded from the 2025 production and cost guidance issued in June 2025 (“2025 Guidance”). References to 2025 Guidance and 2026 Guidance for the respective periods are interchangeably referred to as “Guidance”.
(2)   Cash costs per oz sold and AISC per oz sold are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(3)   Consolidated cash costs per oz sold and AISC per oz sold exclude Castle Mountain’s results after August 2024 when residual leaching commenced (see Development Projects) and Los Filos’ results after March 2025 when operations were indefinitely suspended on April 1, 2025 (see Development Projects).  Consolidated cash costs per oz sold and AISC per oz sold include Valentine commencing December 2025 after the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(4)   Consolidated cash costs per oz sold and AISC per oz sold for Q1 2025 have been adjusted to exclude the results from Los Filos which were excluded from 2025 Guidance.
(5)   Numbers in tables throughout this news release may not sum due to rounding.

Consolidated Operational and Financial Highlights – Financial Data

		Three months ended			Six months ended
Financial data	Unit	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue	M$	769.8	861.6	285.8	1,631.4	551.5
Income from mine operations	M$	301.7	438.8	99.9	740.5	118.7
Net income (loss)	M$	230.6	310.1	23.8	540.7	(51.6)
Net income (loss) - Continuing Operations	M$	218.6	187.2	(28.4)	405.8	(106.9)
Net income - Discontinued Operations	M$	12.0	122.9	52.3	135.0	55.3
Earnings (loss) per share (basic)	$/share	0.29	0.39	0.05	0.68	(0.11)
Earnings (loss) per share (basic) - Continuing Operations	$/share	0.27	0.24	(0.06)	0.51	(0.22)
Earnings per share (basic) - Discontinued Operations	$/share	0.02	0.16	0.10	0.17	0.12
Adjusted EBITDA - All Operations(1)	M$	358.3	527.2	199.1	885.5	340.6
Adjusted EBITDA - Continuing Operations	M$	358.3	493.0	105.8	851.3	187.2
Adjusted EBITDA - Discontinued Operations	M$	—	34.2	93.3	34.2	153.4
Adjusted net income - All Operations(1)	M$	123.3	234.0	42.5	357.3	8.6
Adjusted net income (loss) - Continuing Operations	M$	123.3	217.2	(6.6)	340.5	(44.9)
Adjusted net income - Discontinued Operations	M$	—	16.8	49.1	16.8	53.5
Adjusted EPS - All Operations(1)	$/share	0.16	0.30	0.09	0.45	0.02
Adjusted EPS - Continuing Operations	$/share	0.16	0.28	(0.01)	0.43	(0.09)
Adjusted EPS - Discontinued Operations	$/share	—	0.02	0.10	0.02	0.11
Balance sheet and cash flow data
Cash and cash equivalents (unrestricted)	M$	317.8	363.0	406.7	317.8	406.7
Net debt(3)	M$	265.2	251.8	1,373.7	265.2	1,373.7
Operating cash flow before changes in non-cash working capital	M$	272.0	341.0	126.0	613.0	199.3
Share capital
Basic weighted average shares outstanding		790.0	788.6	499.4	789.4	477.7
Diluted weighted average shares outstanding		829.9	825.8	506.1	829.9	477.7

(1)   Adjusted EBITDA, adjusted net income, adjusted EPS and net debt are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.
(2)   Numbers in tables throughout this news release may not sum due to rounding.
(3)   Net debt in the MD&A and financial statements includes convertible debentures as per IFRS, whereas convertible debentures have been excluded from the highlight bullets earlier in this news release since they are in-the-money and expected to convert to equity.

Additional information regarding the Company’s financial and operating results can be found in the Company’s Q2 2026 Financial Statements and accompanying MD&A. These documents are available for download on the Company’s website at www.equinoxgold.com, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Conference Call and Webcast
The Company will host a conference call and webcast to discuss the results on Thursday, August 6, 2026, commencing at 7:00am PT (10:00am ET). The webcast will be available for replay on Equinox Gold’s website until February 6, 2027.

Conference call
   Toll-free in U.S. and Canada: 1-833-752-3366
   International callers: +1 647-846-2813
Webcast login
   Equinox Gold | Financials

About Equinox Gold
Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned as the new North American senior gold producer with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact
Etienne Morin, Chief Capital Markets Officer
E: etienne.morin@equinoxgold.com
T: +1 604.260.0516

Ingrid Rico, SVP Capital Markets
E: ingrid.rico@equinoxgold.com
T: +1 604.260.0516

Non-IFRS Measures

In this news release, cash costs, cash costs per oz sold, AISC, AISC per oz sold, adjusted net income, adjusted EPS, mine-site free cash flow, adjusted EBITDA, net debt, and sustaining capital expenditures are measures with no standardized meaning under IFRS, i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is consistently prepared and is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Numbers presented in the tables below may not sum due to rounding.

Cash Costs and Cash Costs per oz Sold
Cash costs is a common financial performance measure in the gold mining industry; however, it has no standard meaning under IFRS. The Company reports total cash costs on a per oz sold basis. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from mining operations. Cash costs are calculated as mine site operating costs and are net of costs allocated to by-products. Cash costs are divided by ounces sold to arrive at cash costs per oz sold. In calculating cash costs, the Company deducts costs allocated to by-products as it considers the cost to produce the gold is reduced as a result of the by-product sales incidental to the gold production process, thereby allowing management and other stakeholders to assess the net costs of gold production. The measure is not necessarily indicative of cash flow from operations under IFRS or operating costs presented under IFRS.

AISC per oz Sold
The Company uses AISC per oz of gold sold to measure performance. The methodology for calculating AISC was developed internally and is outlined below. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes AISC per oz sold provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. AISC includes cash costs (described above) and also includes sustaining capital expenditures, sustaining lease payments, reclamation cost accretion and amortization and exploration and evaluation costs. This measure seeks to reflect the full cost of gold production from current operations, therefore, expansionary capital and non-sustaining expenditures are excluded.

The following table provides a reconciliation of cash costs per oz of gold sold and AISC per oz of gold sold to the most directly comparable IFRS measure on an aggregate basis:

$’s in millions, except ounce and per oz figures	Three months ended			Six months ended
	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating expenses	$341.6	$310.9	$133.2	$652.5	$329.3
Costs allocated to by-products	(12.3)	(9.8)	(0.6)	(22.1)	(1.1)
Fair value adjustment on acquired inventories	(4.8)	(3.9)	1.4	(8.7)	(2.2)
Non-recurring charges recognized in operating expenses(1)	—	—	(10.7)	—	(36.8)
Pre-commercial production and development stage operating expenses(2)	(4.1)	(6.4)	(6.0)	(10.5)	(12.0)
Total cash costs - Continuing Operations	320.4	290.8	117.3	611.2	277.3
Total cash costs - Discontinued Operations(3)	—	30.7	96.1	30.7	192.1
Total cash costs - All Operations	$320.4	321.5	213.4	$641.9	469.4

Gold oz sold - Continuing Operations	177,959	183,960	88,453	361,920	180,921
Less: gold oz sold during pre-commercial production period and development stage(2)	(1,517)	(2,293)	(4,713)	(3,810)	(7,935)
Adjusted gold oz sold - Continuing Operations	176,442	181,667	83,740	358,110	172,986
Gold oz sold - Discontinued Operations	—	15,257	60,485	15,257	115,937
Adjusted gold oz sold - All Operations	176,442	196,924	144,225	373,367	288,923

Cash costs per gold oz sold - Continuing Operations	$1,816	$1,601	$1,401	$1,707	$1,603
Cash costs per gold oz sold - Discontinued Operations	$—	$2,010	$1,589	$2,010	$1,657
Cash costs per gold oz sold - All Operations	$1,816	$1,633	$1,480	$1,719	$1,625

Total cash costs - Continuing Operations	$320.4	$290.8	$117.3	$611.2	$277.3
Sustaining capital	59.1	53.0	35.6	112.1	51.9
Sustaining lease payments	0.1	0.1	0.2	0.3	0.4
Reclamation expense	4.4	4.1	4.2	8.5	6.4
Sustaining exploration expense	1.4	—	—	1.4	—
Pre-commercial production and development stage sustaining expenditures(2)	(1.6)	(1.4)	(1.7)	(3.0)	(1.9)
Total AISC - Continuing Operations	383.8	346.7	155.6	730.5	334.2
Total AISC - Discontinued Operations(3)	—	37.4	127.2	37.4	247.4
Total AISC - All Operations	$383.8	384.1	282.8	$767.9	581.6

AISC per gold oz sold - Continuing Operations	$2,175	$1,908	$1,859	$2,040	$1,932
AISC per gold oz sold - Discontinued Operations	$—	$2,452	$2,103	$2,452	$2,134
AISC per gold oz sold - All Operations	$2,175	$1,950	$1,961	$2,057	$2,013

(1)   Non-recurring charges recognized in operating expenses relates to a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)   Consolidated cash cost per oz sold and AISC per oz sold exclude Castle Mountain results after August 31, 2024 when residual leaching commenced, Los Filos results after March 31, 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine results for the period prior to December 2025 after the mine achieved commercial production. Consolidated AISC per oz sold excludes corporate general and administration expenses.
(3)   See table below.

The following table provides a reconciliation of total cash costs and AISC from Discontinued Operations:

$’s in millions	Three months ended			Six months ended
	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Operating expenses	$—	$31.8	$96.4	$31.8	$192.9
Less: costs allocated to by-products	—	(1.2)	(0.3)	(1.2)	(0.8)
Total cash costs	—	30.7	96.1	$30.7	$192.1
Sustaining capital	—	5.6	26.5	5.6	47.7
Sustaining lease payments	—	0.9	2.7	0.9	4.4
Reclamation expense	—	0.3	1.8	0.3	3.2
Total AISC	$—	$37.4	$127.2	$37.4	$247.4

Sustaining Capital and Sustaining Expenditures
The following table provides a reconciliation of sustaining capital expenditures to the Company’s total capital expenditures for Continuing Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Capital additions to mineral properties, plant and equipment(1)	$197.5	$167.4	$118.2	$364.9	$210.8
Less: Non-sustaining capital at operating sites	(128.6)	(102.4)	(17.9)	(231.1)	(59.0)
Less: Non-sustaining capital associated with pre-commercial production period and development projects(3)	(8.4)	(3.3)	(16.2)	(11.7)	(16.2)
Less: Sustaining capital associated with pre-commercial production period and development projects(3)	(0.2)	—	—	(0.2)	(1.7)
Less: Non-cash additions(2)	(1.1)	(3.1)	(22.0)	(4.2)	(34.4)
Sustaining capital - All Operations	59.1	58.6	62.1	117.7	99.6
Sustaining capital - Discontinued Operations(4)	—	5.6	26.5	5.6	47.7
Sustaining capital - Continuing Operations	$59.1	$53.0	$35.6	$112.1	$51.9

Sustaining capital - All Operations	$59.1	$58.6	$62.1	$117.7	$99.6
Add: Sustaining lease payments	0.1	1.0	2.9	1.2	4.8
Add: Sustaining reclamation expense	4.4	4.4	6.0	8.8	9.5
Add: Sustaining exploration expense	1.4	—	—	1.4	–
Less: Sustaining expenditures associated with pre-commercial production period and development projects(3)	(1.6)	(1.4)	(1.7)	(3.0)	(1.7)
Sustaining expenditures - consolidated	63.5	62.6	69.4	126.1	112.2
Sustaining expenditures - operating mine sites - Discontinued Operations(4)	—	6.7	31.1	6.7	55.3
Sustaining expenditures - operating mine sites - Continuing Operations	$63.5	$55.9	$38.3	$119.3	$56.9

(1)   Per note 6 of the consolidated financial statements. Capital additions exclude non-cash changes to reclamation assets arising from changes in discount rate and inflation rate assumptions in the reclamation provision.
(2)   Non-cash additions include right-of-use assets associated with leases recognized in the period, capitalized depreciation for deferred stripping activities, and capitalized non-cash share-based compensation.
(3)   Relates to Castle Mountain after August 2024 when residual leaching commenced, Los Filos after March 2025 as operations were indefinitely suspended on April 1, 2025 and Valentine for the period prior to December 2025 after the mine achieved commercial production.
(4)   See table below.

The following table provides a reconciliation of sustaining capital and sustaining expenditures from Discontinued Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Capital additions to mineral properties, plant and equipment	$—	$6.4	$37.5	$6.4	$72.8
Less: Non-sustaining capital	—	(0.6)	(2.6)	(0.6)	(10.6)
Less: Non-cash additions	—	(0.1)	(8.3)	(0.1)	(14.5)
Sustaining capital	—	5.6	26.5	5.6	47.7
Add: Sustaining lease payments	—	0.9	2.7	0.9	4.4
Add: Sustaining reclamation expense	—	0.3	1.8	0.3	3.2
Add: Sustaining exploration expense	—	—	—	—	—
Sustaining expenditures - operating mine sites	$—	$6.7	$31.1	$6.7	$55.3

Total Mine-Site Free Cash Flow
The following table provides a reconciliation of mine-site free cash flow to the most directly comparable IFRS measure on an aggregate basis:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating cash flow before non-cash changes in working capital	$272.0	$341.0	$126.0	$613.0	$199.3
Fair value adjustments on acquired inventories	4.8	3.9	(1.4)	8.7	2.2
Non-recurring charges recognized in operating expenses(1)	—	—	10.7	—	36.8
Operating cash flow used by non-mine site activity(2)	148.9	237.9	106.9	386.8	146.8
Cash flow from operating mine sites - All Operations	$425.8	$582.7	$242.1	$1,008.5	$385.0
Cash flow from operating mine sites - Discontinued Operations(3)	$—	$20.7	$91.6	$20.7	$143.3
Cash flow from operating mine sites - Continuing Operations	$425.8	562.0	150.5	$987.8	241.7

Cash flow from operating mine sites - All Operations	$425.8	$582.7	$242.1	$1,008.5	$385.0
Less: Capital expenditures from operating mine sites
Mineral property, plant and equipment additions	197.5	167.4	118.2	364.9	210.8
Capital expenditures relating to pre-commercial production and development projects, corporate and other non-cash additions	(9.8)	(6.4)	(38.2)	(16.1)	(52.2)
Less: Capital expenditure from operating mine sites - All Operations	187.7	161.0	80.0	348.8	158.6
Less: Lease payments related to non-sustaining capital items	7.8	6.2	5.4	14.1	10.2
Less: Non-sustaining exploration expense	6.5	6.6	2.1	13.1	3.9
Total mine-site free cash flow before changes in working capital - All Operations	$223.7	$408.9	$154.5	$632.6	$212.2
Total mine-site free cash flow before changes in working capital - Discontinued Operations(3)	$—	$14.5	$62.4	$14.5	$85.0
Total mine-site free cash flow before changes in working capital - Continuing Operations	$223.7	$394.3	$92.1	$618.0	$127.2

Increase in non-cash working capital - All Operations	(68.6)	(104.2)	6.9	(172.8)	(11.9)
Total mine-site free cash flow after changes in non-cash working capital - All Operations	$155.1	$304.7	$161.4	$459.8	$200.3

(1)   Non-recurring charges recognized in operating expenses for the three and six months ended June 30, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)   Includes taxes paid and proceeds from gold prepayments that are not factored into mine-site free cash flow and are included in operating cash flow before non-cash changes in working capital in the statement of cash flows.
(3)   See table below.

The following table provides a reconciliation of mine site free cash flow after changes in working capital from Discontinued Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Operating cash flow before non-cash changes in working capital	$—	$20.7	$91.6	20.7	143.3
Less: Capital expenditures from operating mine sites	—	6.2	29.2	6.2	58.3
Total mine site free cash flow before changes in working capital	—	14.5	62.4	$14.5	$85.0
Increase in non-cash operating working capital	—	(17.9)	(7.7)	$(17.9)	$(18.9)
Total mine site free cash flow after changes in working capital	$—	$(3.3)	$54.7	$(3.3)	$66.1

EBITDA and Adjusted EBITDA
The following tables provide the calculation of EBITDA and adjusted EBITDA, as calculated by the Company:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Continuing Operations:
Net income (loss) - Continuing Operations	$218.6	$187.2	$(28.4)	$405.8	$(106.9)
Income tax expense	87.0	126.8	30.7	213.8	39.7
Depreciation and depletion	130.3	116.1	59.1	246.4	110.1
Finance costs	12.1	31.7	43.9	43.8	90.4
Finance income	(2.7)	(4.2)	(2.4)	(6.9)	(4.2)
EBITDA - Continuing Operations	$445.3	$457.6	$102.9	$902.9	$128.9
Non-cash share-based compensation	2.0	1.8	4.4	3.7	7.3
Unrealized (gain) loss on gold contracts	(35.9)	(10.9)	(10.6)	(46.8)	16.4
Unrealized loss (gain) on foreign exchange contracts	4.8	10.9	(30.2)	15.8	(64.6)
Unrealized foreign exchange (gain) loss	(3.7)	(8.8)	6.0	(12.5)	4.0
Change in fair value of Greenstone Contingent Consideration	(10.4)	4.1	6.1	(6.3)	21.1
Change in fair value of 2025 Convertible Notes conversion option	(18.6)	1.7	—	(16.9)	—
Change in fair value of Equinox Gold warrant liability	(13.6)	(2.0)		(15.6)	—
Net (gain) loss on modification and extinguishment of debt	(18.2)	32.6	—	14.4	—
Other (income) expense	(2.4)	1.7	(0.1)	(0.7)	1.9
Transaction and integration costs	4.2	0.3	9.0	4.6	12.3
Fair value adjustments on acquired inventories	4.8	3.9	(1.4)	8.7	2.2
Non-recurring charges recognized in operating expense(1)	—	—	11.7	—	40.2
Non-recurring charges recognized in care and maintenance expense	—	—	8.1	—	17.5
Adjusted EBITDA - Continuing Operations	$358.3	$493.0	$105.8	$851.3	$187.2
Adjusted EBITDA - Discontinued Operations(2)	$—	$34.2	$93.3	$34.2	$153.4

Adjusted EBITDA - All Operations	$358.3	$527.2	$199.1	$885.5	$340.6

(1)   Non-recurring charges recognized in operating expenses for the three and six months ended June 30, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)   See table below.

The following table provides a reconciliation of adjusted EBITDA from Discontinued Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Net income	$12.0	$122.9	$52.3	$135.0	$55.3
Income tax expense	—	9.1	(5.2)	9.1	(3.6)
Depreciation and depletion	—	—	36.5	—	83.1
Finance costs	—	0.4	1.4	0.4	3.3
Finance income	—	—	(0.1)	—	(0.4)
EBITDA - Discontinued Operations	$12.0	$132.5	$84.8	$144.5	$137.8
Non-cash share-based compensation	—	—	0.1	—	0.1
Unrealized foreign exchange (gain) loss	—	7.2	5.7	7.2	13.7
Gain on sale of Brazil Operations	(12.0)	(105.6)		(117.7)	—
Other (income) expense	—	0.1	2.7	0.1	1.8
Adjusted EBITDA - Discontinued Operations	$—	$34.2	$93.3	$34.2	$153.4

Adjusted Net Income and Adjusted EPS
The following table provides the calculation of adjusted net income and adjusted EPS, as adjusted and calculated by the Company:

	Three months ended			Six months ended
$’s and shares in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income (loss) attributable to Equinox Gold shareholders - continuing operations	$218.6	$187.2	$(28.4)	$405.8	$(106.9)
Add (deduct):
Non-cash share-based compensation	2.0	1.8	4.4	3.7	7.3
Unrealized (gain) loss on gold contracts	(35.9)	(10.9)	(10.6)	(46.8)	16.4
Unrealized loss (gain) on foreign exchange contracts	4.8	10.9	(30.2)	15.8	(64.6)
Unrealized foreign exchange loss (gain)	(3.7)	(8.8)	6.0	(12.5)	4.0
Change in fair value of Greenstone Contingent Consideration	(10.4)	4.1	6.1	(6.3)	21.1
Change in fair value of 2025 Convertible Notes conversion option	(18.6)	1.7	—	(16.9)	—
Change in fair value of warrant liability	(13.6)	(2.0)	—	(15.6)	—
Net (gain) loss on modification and extinguishment of debt	(18.2)	32.6	—	14.4	—
Other (income) expense	(2.4)	1.7	(0.1)	(0.7)	1.9
Transaction costs	4.2	0.3	9.0	4.6	13.1
Fair value adjustments on acquired inventories	4.8	3.9	(1.4)	8.7	2.2
Non-recurring charges recognized in operating expense(1)	—	—	11.7	—	40.2
Non-recurring charges recognized in care and maintenance expense	—	—	8.1	—	17.5
Non-recurring charge recognized in tax expense	—	(1.2)	21.3	(1.2)	6.5
Income tax impact related to above adjustments	(1.2)	(5.6)	(2.1)	(6.8)	(1.7)
Unrealized foreign exchange loss (gain) recognized in deferred tax expense	(7.1)	1.4	(0.2)	(5.6)	(1.8)
Adjusted net income (loss) - Continuing Operations	$123.3	$217.2	$(6.6)	$340.5	$(44.9)
Adjusted net income - Discontinued Operations(2)	—	16.8	49.1	16.8	53.5
Adjusted net income - All Operations	$123.3	$234.0	$42.5	$357.3	$8.6

Basic weighted average shares outstanding	790.0	788.6	499.4	789.4	477.7
Diluted weighted average shares outstanding	829.9	825.8	506.1	829.9	477.7

Adjusted EPS - Continuing Operations
Per share - basic ($/share)	$0.16	$0.28	$(0.01)	$0.43	$(0.09)
Per share - diluted ($/share)	$0.15	$0.26	$(0.01)	$0.41	$(0.09)

Adjusted EPS - Discontinued Operations
Per share - basic ($/share)	$0.00	$0.02	$0.10	$0.02	$0.11
Per share - diluted ($/share)	$0.00	$0.02	$0.10	$0.02	$0.11

Adjusted EPS - All Operations
Per share - basic ($/share)	$0.16	$0.30	$0.09	$0.45	$0.02
Per share - diluted ($/share)	$0.15	$0.28	$0.08	$0.43	$0.02

(1)   Non-recurring charges recognized in operating expenses for the three and six months ended June 30, 2025 include a write-down of heap leach ore at Los Filos driven by the indefinite suspension of operations on April 1, 2025.
(2)   See table below.

The following table provides a reconciliation of adjusted net income from Discontinued Operations:

	Three months ended			Six months ended
$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Discontinued Operations:
Net income attributable to Equinox Gold shareholders - Discontinued Operations	$12.0	$122.9	$52.3	$135.0	$55.3
Add (deduct):
Non-cash share-based compensation	—	—	0.1	—	0.1
Unrealized foreign exchange loss (gain)	—	7.2	5.7	7.2	13.7
Gain on sale of Brazil Operations	(12.0)	(105.6)	—	(117.7)	—
Other expense (income)	—	0.1	2.7	0.1	1.8
Income tax impact related to above adjustments	—	(1.2)	(1.7)	(1.2)	(2.5)
Unrealized foreign exchange (gain) loss recognized in deferred tax expense	—	(6.7)	(9.9)	(6.7)	(15.0)
Adjusted net income - Discontinued Operations	$—	$16.8	$49.1	$16.8	$53.5

Net Debt
A reconciliation of net debt is provided below.

$’s in millions	June 30, 2026	March 31, 2026	June 30, 2025
Current portion of loans and borrowings	$29.1	$29.1	$220.3
Non-current portion of loans and borrowings	553.9	585.6	$1,560.0
Total debt	583.0	614.7	$1,780.3
Less: Cash and cash equivalents (unrestricted)	(317.8)	(363.0)	$(406.7)
Net debt	$265.2	$251.8	$1,373.7

Cautionary Notes and Forward-looking Statements
This news release includes forward-looking information and forward-looking statements within the meaning of applicable securities laws and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release includes: the benefits of the Company’s combination with Orla Mining, including expectations for production capabilities, cash flow, growth and long-term value; the Company’s updated 2026 consolidated guidance, including production, cash costs, AISC, growth capital, exploration expenditures and G&A; Valentine Phase 2 expansion, including expected processing capacity, production and the timing of engineering, procurement and construction; the timing of the Federal Record of Decision for South Railroad; the restart of operations and expansion opportunities at Los Filos; the Company’s management and planned transitions; the advancement of South Railroad, Los Filos, Castle Mountain and Camino Rojo as part of the Company’s growth pipeline; and the Company’s goals and objectives, including creating long-term shareholder value.

Forward-looking Information is typically identified by words such as “believe”, “will”, “achieve”, “grow”, “plan”, “expect”, “estimate”, “anticipate”, “target”, “advance”, “increase”, and similar terms, including variations like “may”, “could”, or “should”, or the negative connotation of such terms. While the Company believes these expectations are reasonable, they are not guarantees and undue reliance should not be placed on them.

Forward-looking Information is based on the Company’s current expectations and assumptions, including: achievement of the expected benefits of the transaction with Orla Mining; achievement of exploration, production, cost and development goals; achieving design capacity at Greenstone and Valentine operations; successful implementation of the Phase 2 expansion at Valentine; the restart of Los Filos; timely receipt of South Railroad permitting; stable gold prices and input costs; availability of funding, accuracy of Mineral Reserve and Mineral Resource estimates; statements relating to the distribution of dividends to shareholders of the Company; the periodic review of, and changes to, the Company’s dividend policy; the declaration and payment of future dividends; adherence to mine plans and schedules; expected ore grades and recoveries; absence of labour disruptions or unplanned delays; productive relationships with workers, unions and communities; maintenance and timely receipt of new permits and regulatory approvals; geopolitical stability; compliance with environmental and safety regulations; and constructive engagement with Indigenous and community partners.  While the Company considers these assumptions reasonable, they may prove incorrect.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors” in the Company’s Management Information Circular dated June 19, 2026, in the section “Risk Factors” in the Company’s MD&A dated February 20, 2026 for the year ended December 31, 2025, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.

Technical Information
The scientific and technical information contained in this news release was approved by Matthew MacPhail, P.Eng., Executive Vice President, Technical Services for Equinox Gold and a “Qualified Person” under National Instrument 43-101.